

November 3, 2011

Via E-mail
Mr. Robert D. Koney, Jr.
Executive Vice President and Chief Financial Officer
Solo Cup Company
150 South Saunders Road, Suite 150
Lake Forest, Illinois 60045

> **RE:** **Solo Cup Company**
> **Form 10-K for Fiscal Year ended December 26, 2010**
> **Filed March 17, 2011**
> **Form 10-Q/A#1 for Fiscal Quarter ended June 26, 2011**
> **Filed August 12, 2011**
> **Response dated October 25, 2011**
> **File No. 333-116843**

Dear Mr. Koney:

We have reviewed your response letter dated October 25, 2011 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year ended December 26, 2010

Financial Statements

Notes to the Financial Statements

Note 7. Property, Plant, and Equipment, page 45

1. We note your response to comment three in our letter dated October 11, 2011. For the year ended December 27, 2009, the asset retirement errors represented 19% of operating income, 14% of pre-tax loss, and 16% of net income (loss). For the year ended December 28, 2008,

the asset retirement errors represented 43% of pre-tax loss and 36% of net income (loss). In addition, the errors appear to have impacted your operating income trends, particularly from the year ended December 30, 2007 to the year ended December 28, 2008. In this regard, please revise your financial statements to record the asset retirement correcting adjustments in the periods to which they relate. In a similar manner, please revise your financial statements to record the correcting adjustments related to your deferred tax liabilities, which were identified in the first quarter of 2009, in the periods to which they relate. We remind you that when you file your amended Form 10-K for the year ended December 26, 2010 you should appropriately address the following:

- an explanatory paragraph in the reissued audit opinion included in the Form 10-K/A;
- full compliance with paragraphs ASC 250-10-45-22 through 24 and 250-10-50-7 through 10;
- fully update all affected portions of the document, including MD&A, selected financial data, and quarterly financial data;
- label the appropriate columns on your financial statements as restated;
- updated disclosures under Item 9A of your Form 10-K/A should include the following:
  - a discussion of the restatement and the facts and circumstances surrounding it;
  - how the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures;
  - changes to internal controls over financial reporting; and
  - anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.
  Refer to Items 307 and 308 of Regulation S-K; and
- include all updated certifications.

We also remind you of the filing requirements of Item 4.02 of Form 8-K.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief